

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

March 7, 2016

Via E-mail
Michael Lehrman
Chairman
Rodin Income Trust, Inc.
110 E. 59th Street
New York, NY 10022

      Re: Rodin Income Trust, Inc.
             Draft Registration Statement on Form S-11
             Submitted February 2, 2016
             CIK No. 0001664780

Dear Mr. Lehrman:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5. Please also confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

4. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions at 202-551-3440.

5. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

6. We note your disclosure on page 10, stating "Throughout their careers, our advisor's executives have collectively originated, acquired, structured, managed, distributed and serviced over $250 billion of commercial real estate investments consistent with our company's investment strategy throughout numerous real estate cycles." We further note your disclosure on page 31, under the heading "Our sponsor and its affiliates have not sponsored prior real estate investment programs that otherwise would be required to be disclosed under applicable rules and regulations of the SEC, which means that you will be unable to assess their prior performance with other investment programs." Please provide the disclosure required by Industry Guide 5, including any relevant prior performance disclosure, or provide us with a detailed analysis of you believe it is not required. Please also refer to CF Disclosure Guidance: Topic No. 6.

7. Please revise the outside back cover page of the prospectus to advise dealers of their prospectus delivery obligation, including the expiration date specified by Section 4(3) of

the Securities Act. Please refer to Item 502(b) of Regulation S-K.

8.   We note your disclosure that you reserve the right to reallocate shares of common stock between the classes identified. Please provide us your analysis as to why you believe the classes of shares are the same security for registration purposes. We note that the classes differ in offering price, underwriting commissions and distribution amounts.

9.   Please expand your disclosure to describe factors considered in determining the offering price. See Item 505(a) of Regulation S-K.

Prospectus Cover Page

10.   We note your disclosure under the heading "Liquidity" on page 24 and under the heading "If we do not successfully implement a liquidity transaction, you may have to hold your investment for an indefinite period" on page 37. Please include a summary risk factor on your cover page to clarify, if true, that you are not required to pursue or effect a liquidity event within a specified time frame or at all.

Questions and Answers About This Offering

What is the difference between the Class A, Class T and Class I Shares Being Offered?, page 2

11.   We note the reference to footnote 3 in the table appears to have been inadvertently omitted or mislabeled. Please revise to clarify.

Prospectus Summary, page 8

Compensation to Our Advisor and its Affiliates, page 14

12.   Please revise your disclosure in this table to clarify the recipient of each type of compensation.

Reimbursement of certain offering expenses to our sponsor and its affiliates, page 18

13.   Please revise to clarify the liquidity events that could trigger a reimbursement of selling commissions paid by your sponsor.

14.   We note your disclosure that you cannot determine the minimum or maximum amounts of reimbursement of selling commissions at this time. However, we note that in the tables under "Estimated Use of Proceeds" on page 63 you have quantified the minimum and maximum amounts of the sponsor support of selling commissions and indicated that such amounts are subject to a reimbursement under certain circumstances. Please revise this section to reconcile these disclosures or advise us why you believe such reconciliation is not necessary.

Special Units, page 18

15.   We note your disclosure that Rodin Income Trust OP Holdings, LLC was issued special units and will receive distributions on such special units equal to 15% of your net cash flows under the circumstances described in this section "in consideration of services to be provided by [your] advisor." Please revise to clarify the services for which the special units and distributions thereon are consideration.

16.   Please revise your disclosure to clarify at what time(s) and with what frequency Rodin Income Trust OP Holdings, LLC will be entitled to receive distributions equal to 15% of your net cash flows under the circumstances described in this section.

17.   We note your disclosure in this section stating, "In addition, Rodin Income Trust OP Holdings, LLC will be entitled to a separate payment if it redeems its special units." Please revise to clarify whether this "separate payment" is the redemption payment described in this section or a different payment in addition to the redemption payment and, in the latter case, please revise to describe in more detail and to quantify this separate payment payable upon redemption.

18.   We note your disclosure in this section describing the redemption payment as the "amount that Rodin Income Trust OP Holdings, LLC would have been entitled to receive had our operating partnership disposed of all of its assets at the enterprise valuation as of the date of the event triggering the redemption." Please revise to clarify how you will determine the share of the enterprise valuation to which Rodin Income Trust OP Holdings, LLC will be entitled at the time of a triggering event.

Distributions, page 22

19.   Please revise your disclosure to clarify whether the Class A shares purchased by your sponsor pursuant to the distribution support commitment will be eligible to participate in all distributions paid on Class A shares.

Risk Factors

If we pay cash distributions from sources other than our cash flow from operations, we will have less funds available for investments and your overall return may be reduced, page 27

20.   Please revise to specifically address the dilution to new investors caused by distributions made to stockholders that are in excess of taxable income.

Estimated Use of Proceeds, page 63

21.   Please revise the table presenting information about use of proceeds raised in the offering with respect to Class T shares, and footnote 4 thereto, to include a separate footnote discussing the distribution fees payable to your dealer manager. Additionally, please include a reference to the new footnote in the rows labeled "Selling Commissions" and "Dealer Manager Fee."

22.   In footnote 6 to the use of proceeds table with respect to the Class T shares, you disclose that "loan acquisition fees" would be $9.6 million. It appears that this amount reflects acquisition fees that would be applicable to the entire portfolio, not just the leveraged portion. Please advise. This comment is also applicable to footnote 5 to the Class I shares use of proceeds table on page 67.

23.   We note your disclosure in footnote 6 on page 65, footnote 6 on page 66, and footnote 5 on page 68, that compensation to be paid to your advisor may be increased subject to approval by your independent directors and the other limitations in your advisory agreement and your charter. Please disclose whether you may increase the compensation payable to your advisor and its affiliates without notice to your stockholders.

Management, page 69

24.   Please provide separate disclosure regarding the significant employees of your advisor, or advise us why no such disclosure is material to stockholders. Please refer to Item 401(c) of Regulation S-K.

Management Compensation, page 80

25.   We note your disclosure in footnote 6, stating "the maximum amount of underwriting compensation from all sources is $90,500,000 million, which is 90.5% of the maximum amount of gross offering proceeds . . . ." Please revise to clarify, if true, that the maximum amount of underwriting compensation reflected in the table is 9.05% of the maximum gross offering proceeds. Additionally, we note your disclosure elsewhere that you may, under certain circumstances, continue paying the distribution fee until either total underwriting compensation paid with respect to all Class, A, Class T, and Class I shares would be in excess of 10% of gross primary offering proceeds or total underwriting compensation with respect to a particular stockholder's Class T shares would be in excess of 10% of total gross offering price at the time of the investment in the Class T Shares held in such account. Please reconcile that disclosure to your disclosure in footnote 6 indicating that you have assumed for purposes of this table that total maximum underwriting compensation will be 9.05% of maximum gross offering proceeds.

Stock Ownership, page 86

26.   In a footnote to the table, please disclose the name(s) of the natural person(s) that have ultimate voting or dispositive control over the company's common shares that are held by Cantor Real Estate Investment Management, LLC.

Conflicts of Interest, page 87

27.   Please revise your disclosure in this section to include all of the disclosures required by Item 404 of Regulation S-K or cross-references to the sections where such information may be found.

Investment Objectives and Criteria, page 94

28.   We note your disclosure that your board may revise your investment policies without the approval of your stockholders. Please revise to clarify how you will notify stockholders of changes in your investment policies.

Plan of Operation, page 110

29.   We note your statement in this section that you are dependent upon the net proceeds from this offering and your private offering to conduct your proposed operations; however, it does not appear from your disclosure that you are contemplating a private offering at this time. Please revise to remove this reference or clarify.

Plan of Distribution, page 162

30.   We note that your executive officers and directors, as well as officers and employees of your sponsor, your advisor and your sponsor's and advisor's affiliates and their respective immediate family members, may purchase Class A shares in the primary offering at a discount from the offering price. Please revise to clarify if such persons may purchase in order to meet the minimum offering threshold, and if so, disclose the maximum amount of the possible purchases. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

Consolidated Balance Sheet, page F-3

31.   You indicate elsewhere in the prospectus your sponsor invested $200,001 through the purchase of 8,180 Class A shares at $24.45 per share. Please reconcile such share total to the 8,810 shares noted as being issued per your balance sheet, and amend or advise as necessary.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Judith D. Fryer, Esq.
       Joseph A. Herz, Esq.
       Greenberg Traurig, LLP